UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

Nauticus Robotics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

63911H108

(CUSIP Number)

March 26, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63911H108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATW Special Situations I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,262,532*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,262,532*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,262,532*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 63911H108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATW Partners Opportunities Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,262,532*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,262,532*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,262,532*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%*
12.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. 63911H108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Antonio Ruiz-Gimenez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,694,359*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,694,359*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,694,359*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 63911H108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kerry Propper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,694,359*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,694,359*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,694,359*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 63911H108

Item 1.

(a)	Name of Issuer Nauticus Robotics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 17146 Feathercraft Lane, Suite 450 Hingham, MA, 02043

Item 2.

(a)	Name of Person Filing: ATW Special Situations I LLC* ATW Partners Opportunities Management, LLC* Antonio Ruiz-Gimenez* Kerry Propper*

(b)	Address of the Principal Office or, if none, residence 17 State Street, Suite 2130 New York, New York 10004

(c)	Citizenship ATW Special Situations I LLC – Delaware ATW Partners Opportunities Management, LLC – Delaware Antonio Ruiz-Gimenez – Spain Kerry Propper – United States

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 63911H108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: ATW Special Situations I LLC – 5,262,532* ATW Partners Opportunities Management, LLC – 5,262,532* Antonio Ruiz-Gimenez – 5,694,359* Kerry Propper – 5,694,359*

(b)	Percent of class: ATW Special Situations I LLC – 9.1%* ATW Partners Opportunities Management, LLC – 9.1%* Antonio Ruiz-Gimenez – 9.9%* Kerry Propper – 9.9%*

CUSIP No. 63911H108

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote ATW Special Situations I LLC – 0 ATW Partners Opportunities Management, LLC – 0 Antonio Ruiz-Gimenez – 0 Kerry Propper – 0

(ii)

Shared power to vote or to direct the vote

ATW Special Situations I LLC – 5,262,532*

ATW Partners Opportunities Management, LLC – 5,262,532*

Antonio Ruiz-Gimenez – 5,694,359*

Kerry Propper – 5,694,359*

	(iii)	Sole power to dispose or to direct the disposition of ATW Special Situations I LLC – 0 ATW Partners Opportunities Management, LLC – 0 Antonio Ruiz-Gimenez – 0 Kerry Propper – 0

(iv)

Shared power to dispose or to direct the disposition of

ATW Special Situations I LLC – 5,262,532*

ATW Partners Opportunities Management, LLC – 5,262,532*

Antonio Ruiz-Gimenez – 5,694,359*

Kerry Propper – 5,694,359*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

*The common stock (the “Shares”) reported herein include 5,186,404 Shares held by ATW Special Situations I LLC (the “Fund”) and 76,128 Shares which the Fund can purchase through the exercise of a number of its warrants. The Fund is a private investment vehicle for which ATW Partners Opportunities Management, LLC (the “Investment Manager”) serves as the investment manager. Antonio Ruiz-Gimenez and Kerry Propper serve as the managing members of the Investment Manager (all of the foregoing, collectively the “Reporting Persons”). With respect to the Managing Members, their percent of class reported herein also includes Shares that an affiliated investment manager can purchase through the exercise of its warrants. The Managing Members manage the affiliated investment manager.

For the sake of clarity, the percent of class reported herein is as of the date which requires this filing. Moreover, as of such date the Fund has (i) warrants to purchase 12,726,828 Shares (inclusive of the aforementioned 76,128 Shares) and (ii) various debt instruments. Each of (i) and (ii) is subject to a blocker which prevents the Fund from exercising its warrants to purchase Shares or converting any other instrument into Shares to the extent that, upon such exercise, the Fund together with its affiliates would beneficially own in excess of 9.99% of the Shares outstanding as a result of such exercise or conversion (the “Blocker”).

The percent of class reported herein is giving effect to the Blocker and is based upon a statement in the Issuer’s 10-Q filed on November 14, 2023 (“10-Q Filing”) that there were 50,035,824 Shares outstanding as of November 14, 2023, plus, in accordance with Rule 13d-3(d)(1)(i) under the Act, the approximate total number of Shares that the Reporting Person(s) (i) acquired upon the Fund’s exercise of warrants since the 10-Q Filing and (ii) can acquire through the exercise of warrants.

By virtue of the relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares reported herein. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person’s pecuniary interest, if any, therein.

CUSIP No. 63911H108

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP Number. 63911H108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2024

ATW Special Situations I LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member of its Manager

ATW Partners Opportunities Management, LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually

Kerry Propper

By:	/s/ Kerry Propper
Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP Number. 63911H108

Exhibit 1

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the common stock of Nauticus Robotics Inc., together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: April 3, 2024

ATW Special Situations I LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, A Managing Member of its Manager

ATW Partners Opportunities Management, LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually

Kerry Propper

By:	/s/ Kerry Propper
Individually